William J. Evers Vice President, Corporate Counsel The Prudential Insurance Company of America 213 Washington Street – 15th Floor Newark, NJ 07102-3777 Tel 973-802-3716 william.evers@prudential.com

VIA EDGAR CORRESPONDENCE

March 24, 2014

Sally Samuel, Esq.

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pruco Life Flexible Premium Variable Annuity Account (“Registrant”)
Pruco Life Insurance Company (“Depositor”)
Post-Effective Amendment No. 2 to Registration Statement on Form N-4
(File No. 333-184541)

Dear Ms. Samuel:

On behalf of the above-named Registrant, this correspondence is being filed on EDGAR for the purpose of responding to the staff’s comments received on Friday, March 14, 2014. The Staff’s comments (with specific page number references) relate to the pages of the prospectus included with this correspondence. Also included in this correspondence filing are the revised pages that relate to the staff’s comments.

Upon satisfaction of our revisions and/or further comment, we plan to file a Post-Effective Amendment No. 3 under Rule 485(b) which will include financial statements of the Depositor and Registrant.

The Staff’s comments and our responses are below.

1.	Comment:

Total Portfolio Operating Expenses (Page 3-4)

In the introduction, make clear there is only one portfolio offered in the Annuity.

Response:

We have added a sentence to indicate that there is only one Portfolio offered in the Annuity.

2.	Comment:

Rate Sheet Prospectus Supplement (Page 9)

Make clear that the rate sheet supplement applicable to the prospective purchaser is the one that is attached to this prospectus.

Response:

We have bolded the disclosure that provides that the current Income Growth Rate and Income Percentages that are used to determine the purchaser’s Guaranteed Income Amount are disclosed in a prospectus supplement that is filed monthly (“Rate Sheet Prospectus Supplement”) that must accompany this prospectus.

We have also added disclosure to clarify that the current rates applicable to the purchaser are the ones that are in the Rate Sheet Prospectus Supplement that accompanies the prospectus.

3.	Comment:

Other Important Considerations (Page 13)

Clarify what happens if you opt out and provide a cross-reference to the section that describes the opt out process on Page 30.

Response:

We have added disclosure to clarify what happens if the purchaser opts out and also added a cross-reference to the “Fees, Charges and Deductions” section of the prospectus that describes the opt out process in more detail.

4.	Comment:

Opt out (Page 30)

Clarify the last paragraph of new text. Make clear that the opt out only applies to contracts issued on or after April 28, 2014 and does not apply to contracts issued prior to April 28, 2014.

Response:

We have revised the new text in the last paragraph and have clarified that the opt out only applies to contracts issued on or after April 28, 2014 and does not apply to contracts issued prior to April 28, 2014.

*****

We represent and acknowledge that:

•	the Depositor and the Registrant are responsible for the adequacy and accuracy of the disclosure in the instant filings; and

•	staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the instant filings; and

•	the Depositor and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our hope that we can resolve the staff’s comments to that we can release the prospectus to print on or before April 3, 2014. Please call me at (973) 802-3716 if you have any questions.

Sincerely,

Pruco Life Insurance Company

By:	/s/William J. Evers
William J. Evers
Vice President, Corporate Counsel

3

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity.

The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, or take a partial withdrawal. State premium taxes also may be deducted.

ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE (CDSC) [1]
Age of Purchase Payment Being Withdrawn	Percentage Applied Against Purchase Payment being Withdrawn
Less than 1 year old	7.0%
1 year old or older, but not yet 2 years old	7.0%
2 year old or older, but not yet 3 years old	6.0%
3 year old or older, but not yet 4 years old	6.0%
4 year old or older, but not yet 5 years old	5.0%
5 year old or older, but not yet 6 years old	5.0%
6 year old or older, but not yet 7 years old	5.0%
7 years old or older	0.0%

State Premium Tax Charge [2]	0% to 3.50%

1	The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. Purchase Payments are withdrawn on a “first-in, first-out” basis.
2	We reserve the right to deduct the charge either at the time the tax is imposed, upon a full surrender of the Annuity, or upon Annuitization.

The following table describes the fees and charges that you will pay periodically during the time that you own your Annuity, not including the underlying portfolio annual fees and expenses.

PERIODIC FEES AND CHARGES
Annual Maintenance Fee [3]	Lesser of $50 or 2% of Account Value

ANNUALIZED INSURANCE FEES/CHARGES (assessed daily as a percentage of the Sub-account)
	MAXIMUM	CURRENT
Mortality & Expense Risk Charge	0.95%	0.95%
Administration Charge	0.15%	0.15%
Defined Income Benefit Charge	1.50% [4]	0.80%
Total Insurance Charge [5]	2.60% [4]	1.90%

3	Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000.
4	The Defined Income Benefit Charge may be increased one or more times on or after the 7th anniversary of the Issue Date up to the maximum annual rate of 1.50%. We will notify you in advance of any change to the charge and you will be given an opportunity to “opt out” of any charge increase subject to certain conditions.
5	The Insurance Charge has three components: (1) a Mortality & Expense Risk Charge (2) an Administration Charge, and (3) a Defined Income Benefit Charge. The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the total annual operating expenses charged by the underlying mutual fund (“Portfolio”) that you may pay periodically during the time that you own your Annuity. There is only one Portfolio offered in the Annuity. The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, 12b-1 fees, and certain other expenses. Each figure is

DEFINED INCOME BENEFIT

The Defined Income Benefit is a guaranteed lifetime withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount over your lifetime (“Single Designated Life”), or over your and your spouse’s lives (“Spousal Designated Lives”). Generally, if your Account Value is reduced to zero and you meet certain requirements, we pay a remaining value, as described below under “Guaranteed Income Amount.” This benefit also provides for a death benefit equal to the greater of the Account Value and the Return of Purchase Payments Amount (described below), subject to the terms of the benefit. The Defined Income Benefit is part of your Annuity and is not an optional benefit and may not be revoked. You may not terminate the Defined Income Benefit. The Defined Income Benefit will terminate only upon specified events (see “Termination of the Benefit,” below).

When you purchase the Annuity, you must make a permanent decision whether you wish to own the Single or Spousal version of the Defined Income Benefit. Based upon your decision, the Defined Income Benefit guarantees the ability to withdraw the Guaranteed Income Amount each Annuity Year until the death of the Single Designated Life or Remaining Designated Life regardless of the impact of Sub-account performance on the Account Value. The benefit is subject to our rules regarding the timing and amount of withdrawals. Please see below under “Impact of Non-Lifetime Withdrawals” and “Impact of Lifetime Withdrawals.” The current Income Growth Rate and Income Percentages that are used to determine the Guaranteed Income Amount are disclosed in a prospectus supplement that is filed monthly (“Rate Sheet Prospectus Supplement”) that must accompany this prospectus. Rates and effective dates reflected in the Rate Sheet Prospectus Supplements each month replace and supersede those reflected in any prior month’s Rate Sheet Prospectus Supplement. Please refer to the dates on the Rate Sheet Prospectus Supplement at the time you purchase the Annuity. If the dates on the Supplement have expired, please consult with your Financial Professional to receive a new Rate Sheet Prospectus Supplement for the Income Growth Rate and Income Percentages in effect at the time of your purchase.

As noted above, the Income Growth Rate and Income Percentages applicable to the calculation of the Guaranteed Income Amount are disclosed in Rate Sheet Prospectus Supplements. Please note, in order to receive the applicable Income Growth Rate and Income Percentages stated in a Rate Sheet Prospectus Supplement, your application must be signed and received by us in Good Order within the stated time period during which such rates will be applicable. The rates applicable to your Annuity will not change for the life of your Annuity. This means that the Income Growth Rate and Income Percentages for your Annuity will not change once established. Rates reflected in any Rate Sheet Prospectus Supplement with an effective period that does not include the date you signed your Annuity application and the date we receive it in Good Order will not apply to your Annuity. You should not purchase the Annuity without first obtaining the applicable Rate Sheet Prospectus Supplement, containing the available Income Growth Rate and Income Percentages applicable at the time.

Please see Appendix C to this Prospectus for examples demonstrating how the Guaranteed Income Amount is calculated using various, assumed Income Growth Rates and Income Percentages. The examples are purely hypothetical and are intended to illustrate how we would determine the Guaranteed Income Amount for an Annuity. Your Guaranteed Income Amount would be different than the examples in the appendix depending on the Income Growth Rate and Income Percentages effective at the time you signed your application, your age at the time the initial Purchase Payment is applied, the amount of your initial Purchase Payment, and whether you have elected the single or the spousal version. For more information about currently available Income Percentages and Income Growth Rates, please see the current Rate Sheet Prospectus Supplement.

You are guaranteed to be able to withdraw the Guaranteed Income Amount for the lifetime of the designated life (or lives) provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. (See “Living Benefit – Owner, Annuitant and Beneficiary Designations” below for details regarding the designated life (or lives).) Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero for any reason other than a withdrawal of Excess Income (“Guarantee Payments”). The Defined Income Benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and also wish to provide a death benefit to your beneficiaries. You are not required to take withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit.

Although you are guaranteed the ability to withdraw your Guaranteed Income Amount for life even if your Account Value falls to zero, if any withdrawal is a withdrawal of Excess Income (as described below) and brings your Account Value to zero, your Guaranteed Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Defined Income Benefit (and the Death Benefit would not be payable upon death). In marketing and other materials, we may refer to Excess Income as “Excess Withdrawals”.

Please note that your Account Value is not guaranteed, can fluctuate and may lose value.

Guaranteed Income Amount

The initial Guaranteed Income Amount is determined on the Issue Date. It is determined by applying the applicable Income Percentage to the Account Value on the Issue Date. The applicable Income Percentage is based on the age of the Single Designated Life, or the younger of the Spousal Designated Lives, on the Issue Date.

Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as guarantee payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments. If your Account Value is reduced to zero due to withdrawals of Excess Income or annuitization, any Death Benefit value, including the Return of Purchase Payments Amount, will terminate and no Death Benefit amount is payable. This means that any Death Benefit is terminated and no Death Benefit is payable if your Account Value is reduced to zero as the result of either a withdrawal in excess of your Guaranteed Income Amount or less than or equal to, your Guaranteed Income Amount. (See “Death Benefits” for more information.)

In addition to the guaranteed lifetime income feature, the Defined Income Benefit also provides for annuity payments and a Death Benefit. Please see the “Annuity Options – Annuity Payments under the Defined Income Benefit” section below for a description of annuity options that apply under the Defined Income Benefit. Please see the “Death Benefit – Return of Purchase Payments Death Benefit” section below for a description of the Return of Purchase Payments Death Benefit that applies under the Defined Income Benefit.

Other Important Considerations

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You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals shortly after you purchase the Annuity, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, but may limit your ability to take advantage of the opportunity to increase your future Guaranteed Income Amount by the Income Growth Rate. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

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The current annualized charge for the Defined Income Benefit is 0.80% of the average daily net assets of the Sub-account. You will begin paying this charge on the Issue Date even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments. We may increase the Defined Income Benefit Charge one or more times at any time on or after the 7th anniversary of your Issue Date. The maximum annualized charge for the Defined Income Benefit is 1.50% of the average daily net assets of the Sub-account. We will notify you in advance of any change in the charge and will be given an opportunity to “opt out” of any charge increase subject to certain conditions. If you decide to “opt out” of the charge increase, your Guaranteed Income Amount will be reduced. Please see “Fees, Charges and Deductions” later in this prospectus for more information on the “opt out” process.

Facility of Payment: We reserve the right, in settlement of full liability, to make Guarantee Payments to a guardian, relative, or other person deemed eligible by us if a Designated Life payee is deemed to be legally incompetent, as permitted by law.

Proof of Survival: Any Guarantee Payment is subject to evidence we receive in Good Order that the Single Designated Life, at least one of the Spousal Designated Lives, or the Remaining Designated Life is then alive. We may withhold such Guarantee Payments until we receive such evidence or evidence satisfactory to us of the life of the Single Designated Life, at least one of the Spousal Designated Lives or the Remaining Designated Life. We credit interest on such withheld Guarantee Payments at the rate required by law. Should we subsequently determine withheld Guarantee Payments are payable, we will pay the withheld Guarantee Payments and any applicable interest credited in a lump sum.

Recovery of Excess Guarantee Payments: We may recover from you or your estate any Guarantee Payments made after the death of the Single Designated Life or the Remaining Designated Life.

Termination of the Benefit

You may not elect to cancel the Defined Income Benefit.

The benefit automatically terminates upon the first to occur of the following:

(i)	your surrender of the Annuity;
(ii)	when annuity payments begin (although if you have elected to receive the Guaranteed Income Amount in the form of annuity payments, we will continue to pay the Guaranteed Income Amount);
(iii)	our receipt of Due Proof of Death of the First Death who is an Owner (or who is the Annuitant if entity owned), if the Remaining Designated Life elects not to continue the Annuity;
(iv)	our receipt of Due Proof of Death of the Owner (or the Annuitant, if the Annuity is entity owned) and there is still an Account Value available in the Annuity and the surviving Spouse is not eligible to continue the benefit because such Spouse is not a Spousal Designated Life;
(v)	the date of receipt of Due Proof of Death of the Single Designated Life or the Remaining Designated Life if a Death Benefit is payable under the Defined Income Benefit;
(vi)	the date of death of the Single Designated Life or the Remaining Designated Life when Account Value is reduced to zero as of the date of death;
(vii)	both the Account Value and Guaranteed Income Amount equal zero; or
(viii)	we process a request to change the Annuitant, Owner or Beneficiary in the certain situations that would cause termination, as discussed in the “Change of Owner, Annuitant, and Beneficiary Designations” section of this Prospectus.

FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under the Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-account, please note that such charges are assessed through a reduction to the Unit value of your investment in the Sub-account, and in that way reduce your Account Value.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the “Summary of Contract Fees and Charges.” The charge is assessed against the assets allocated to the Sub-account. The Insurance Charge is the combination of the Mortality & Expense Risk Charge, the Administration Charge, and the Defined Income Benefit Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under the Annuity, including the Annuity’s Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers our administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. The charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Finally, the charge compensates Pruco Life for providing the insurance benefits provided under the Defined Income Benefit, Guarantee Payments, and the Return of Purchase Payments Death Benefit.

As described in the “Summary of Contract Fees and Charges,” the Defined Income Benefit Charge can be increased one or more times at any time on or after the 7th anniversary of your Issue Date up to the maximum amount reflected therein. We will notify you in advance of any change in the Charge. Once you are notified of any charge increase, you will have the ability to opt-out of the new charge. If you elect to opt-out, your Guaranteed Income Amount will be permanently reduced by 5% on the next anniversary of your Issue Date, and the Defined Income Benefit Charge will continue at the present rate. If you wish to opt-out, you must notify us within the stated time period described in our notice to you. When we receive your opt-out request, we will send you a form confirming the estimated dollar amount of the 5% Guaranteed Income Amount reduction. If, at that time, you would still like to elect the opt-out, you must sign and return the form to us at our Service Office in Good Order. Please keep in mind that opting out of the charge increase will have a negative impact to your Guaranteed Income Amount. You may want to consult with your Financial Professional to determine whether opting out is in your best interest. Please keep in mind that while you are receiving your Guaranteed Income Amount its value remains constant, however the amount deducted from your Account Value for the Insurance Charge may vary due to fluctuations of your Account Value.

If you are receiving this Prospectus as a current owner having purchased the Annuity prior to April 28, 2014, the ability to opt-out of a charge increase is not provided for in your contract. For these contracts, the fee shall not be increased unless and until an amended rider is provided to the contract owner. Notwithstanding this, if we decide to increase the charge, we will make the opt out available to contract owners who purchased prior to April 28, 2014.

The Defined Income Benefit is neither optional nor revocable. However, if the Defined Income Benefit terminates according to the terms of the benefit, then the Defined Income Benefit Charge component of the Insurance Charge will no longer be assessed. We will not refund any charges you have paid.

Fees and Expenses Incurred by the Portfolio: The Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by the Portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectus for the Portfolio.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of the most recently assessed Annual Maintenance Fee. The fee is taken from the Sub-account. The Annual

Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit.